UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number:  000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
PRESS RELEASE	The Netherlands
Tel +31 26 3778 292
ARCADIS: RECORD PROFIT AND STRONG REVENUE GROWTH	Fax +31 26 4438 381
www.arcadis-global.com

•                  Net income from operations rose 50%

•                  Gross revenue 23% higher at € 1.2 billion, organic growth 10%

•                  Margin improved further to 9.4%

•                  Solid performance across the board, geographically and in all service areas

•                  Proposal to increase dividend to € 1.00 per share

•                  Outlook for 2007 remains positive

Arnhem, the Netherlands – March 5, 2007 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company, has achieved excellent results in 2006. Net income from operations rose 50% to € 50.0 million. Per share this is € 2.47 against € 1.65 in 2005. This record result is attributable to strong organic growth, continued margin improvement and a solid contribution from acquisitions.

Gross revenue increased 23% to € 1.2 billion. At 10%, organic growth was especially strong. The margin improved to 9.4% against 8.2% in 2005. Across the board performance was good. In all three service areas, organic growth was on or above target, while margins improved. Geographically, the profit gains were primarily strong in the Netherlands, the United States, and the United Kingdom.

ARCADIS proposes a cash dividend of € 1.00 per share. This is more than 40% of net income from operations and over 50% more than the € 0.66 per share over 2005.

After the acquisitions in 2005, the priority for 2006 was on the integration of the acquired companies. Despite this effort, the portfolio in our home markets was further strengthened in 2006 through six smaller acquisitions. With these acquisitions, we added more than € 50 million in revenue and almost 500 employees. Acquisitions in the Netherlands and Belgium strengthened our position in the European environmental market. Belgium also completed an acquisition in the Walloon province, and in Germany we invested in water activities. Management services were expanded through the acquisitions of Berkeley Consulting in the United Kingdom and PinnacleOne in the United States.

CEO Harrie Noy about the results: “Our strategy aimed at activities with more added value and growth potential, is reaping results. Thanks to the dedication and entrepreneurship of our people, we benefit from favorable market conditions. Internal cooperation to capitalize on market opportunities through synergy gives us a competitive edge. This was also clear from the recent assignment for water management in New Orleans. The combination of our strong U.S. presence and Dutch water expertise made the difference in winning this $ 150 million IDIQ contract.”

Key figures

	Fourth Quarter			Full year
Amounts in € 1 million, unless otherwise stated	2006	2005	Δ	2006	2005	Δ
Gross revenue	342	309	11%	1,233	1,001	23%
Ebita	23.9	21.9	9%	78.8	60.4	30%
Ebita recurring	23.9	20.9	14%	78.8	57.3	38%
Net income	14.6	12.6	16%	44.9	33.4	34%
Net income per share (in €)(1)	0.72	0.62	16%	2.22	1.65	34%
Net income from operations(2)	16.5	12.6	31%	50.0	33.4	50%
Ditto, per share (in €)(1)(2)	0.82	0.62	31%	2.47	1.65	50%

(1)          In 2006 based on 20.2 million shares outstanding (in 2005: 20.3 million)

(2)          Excluding amortization and non-operational items

Fourth Quarter

The main difference when compared to the first three quarters was the fact that BBL, which was acquired at the end of September 2005, no longer caused an acquisition effect. Other developments from earlier quarters continued into the fourth quarter. Gross revenues grew by 11%. The contribution from acquisitions was 4%. This was offset by a negative currency effect of 4%, mainly caused by a decline of the U.S. dollar. Organic growth remained at the good level of 10% and particularly occurred in the Netherlands, the United States, the United Kingdom and Brazil.

In the fourth quarter, three companies were acquired: BCT and Ecolas in Belgium and PinnacleOne in the United States. The latter fits our aim to offer global services to international real estate investors. For that purpose the ARCADIS Worldwide Project Consulting initiative was launched in October 2006.

Recurring Ebita rose 14%. Acquisitions contributed 4%; the currency effect was 4% negative. The organic increase was 14%. In Brazil, the first carbon credits were delivered from the biogas installation on the Bandeirantes solid waste site near Sao Paulo. This contributed € 0.6 million to the result.

The lower tax rate in part resulted from a lower corporate tax rate in the Netherlands, as per   1-1-2007 resulting in a lowering of the net deferred tax liability (one-off) by € 1.0 million.

Full year

Gross revenue increased 23%. The contribution from acquisitions and divestments on balance was 14%, the currency effect was nil. At 10%, organic growth was well over the target of 5%. Especially the Netherlands, the United States and Brazil, and to a lesser extent France and the United Kingdom contributed to the increase. The organic revenue increase of more than 10% in the Netherlands is clear proof that we benefited from the market recovery.

Ebita grew to € 78.8 million. In 2005 Ebita was positively impacted by book gains and adjustments of pension plans in the Netherlands. Excluding these effects, recurring Ebita rose 38%. The contribution from acquisitions was 24%, the currency effect was nil. The organic increase of 14% was mainly the result of a profit improvement in the Netherlands and continued strong performance in the United States and Brazil.

The margin (Ebita as a percentage of net revenue) again improved considerably and totaled 9.4%. This was the result of portfolio changes, acquisitions higher in the value chain and efficiency improvements. With this result an important step was made towards the recently introduced new margin goal of 10%. The strongest improvement took place in infrastructure: from 7.1% in 2005 to 8.4% in 2006. The other segments also saw margin improvements, in environment to 12.0% (2005: 11.0%) and in facilities to 7.3% (2005: 7.0%).

Financing charges rose as a result of investments in acquisitions. Excluding the net interest rate and currency hedging, financing charges rose to € 4.6 million (2005: € 3.6 million). This includes a one-off interest gain of € 0.5 million. In 2006 the financing structure was optimized through the introduction of group financing. This has a positive effect on interest charges.

The effective tax rate declined to 30.2% (2005: 32.2%), partly as a result of the earlier noted reduction in deferred taxes. The contribution from associated companies was lower as a result of delays in new sales contracts for a number of energy projects in Brazil. Minority interest fell sharply, in part as a result of Brazil (ARCADIS’ share 50.01%) where the result out of our own activities increased, but not enough to offset the decline that occurred in non-consolidated energy projects. In addition, ownership interests were expanded or sold elsewhere.

Cash flow, investments and balance sheet

The cash flow from operational activities rose considerably to € 86 million (2005: € 67 million). After deduction of € 18 million for replacement investments, a free cash flow of more than € 68 million remains (2005: € 52 million).

An amount of € 53 million was invested in acquisitions of which € 30 million relates to goodwill and € 11 million to identifiable intangible assets.

Organic growth and acquisitions pushed the balance sheet total up to € 736 million (2005: € 650 million). Despite the investments in acquisitions, net debt went down from € 52 million to € 45 million. Balance sheet ratios remained solid. Net debt to Ebitda was 0.4 (2005: 0.6); the interest coverage remained 17.

Developments per service area

The figures stated below relate to gross revenue developments and, unless otherwise noted, discuss the comparison between the full years 2006 and 2005.

•                  Infrastructure

Gross revenue grew 7%. Acquisitions and divestments on balance caused a 3% decline. The currency effect was 1%. At 9%, the organic growth was considerably higher than in past years. In the Netherlands, the market showed strong improvement as a result of a more solid economy, increased outsourcing by the government and an increase in PPP initiatives. The United States also saw strong growth, particularly in the transportation and water markets. The cooling down of the U.S. housing market does cause some pressure on the land development activities. In Brazil, market conditions remained favorable while activities again increased considerably.

•                  Environment

At almost 50%, growth in the environmental service area was the strongest. Of this growth 43% was a result of acquisitions. The currency effect was a negative 2%. The organic growth of 8% mainly came from the United States, where $ 94 million in new GRiP® assignments were won, resulting in a growth in the GRiP® backlog to more than $ 290 million. In part as a result of the synergy with BBL, gross revenue for multinational clients rose 15%. In Europe the activities grew mainly in the Netherlands and the United Kingdom.

•                  Facilities

The increase in gross revenue was 27%, of which 11% as a result of acquisitions and divestments. The 16% organic growth was influenced by the facility management contract with DSM/Sabic that includes a large subcontractor component. Excluding this contract, organic growth was 9%. Higher investments in real estate resulted in increased demand for project management in the United Kingdom, the Netherlands and Germany. Activities also grew in Belgium and France. As a result of reduction in detailed engineering in Germany, gross revenue there declined, but the margin is expected to improve.

Outlook

Economic growth in Europe creates room for investments by governments and private sector companies. The number of PPP initiatives is growing internationally, allowing for infrastructure bottlenecks to be fixed more quickly with private funding. In the Netherlands, demand for integrated area development is on the rise, while Belgium and France have large investments in the pipeline. Because of the availability of European funding, the market in Central Europe will remain attractive. Brazil also expects favorable market conditions. The IDIQ contract that was won in New Orleans early in 2007 will produce additional revenues.

The increased attention for environmental issues and climate change is positive for the environmental market. The backlog in GRiP® is large and the interest for this approach in combination with redevelopment is growing, also in Europe. The trend among multinational companies to outsource more work to international service providers offers a lot of opportunity to expand and diversify the services for private sector firms. In facilities, growth will come from project management and cost consulting. The recently launched Worldwide Project Consulting initiative (WwPC), was well received in the market.

CEO Noy concludes: “The outlook for ARCADIS continues to be positive. Market conditions are favorable and offer ample opportunity to create further growth through synergy based on our strong home market positions. We continue to focus on higher added value activities and a strong client oriented approach. Acquisitions are high on the priority list. Barring unforeseen circumstances we expect continued growth in revenues and income for 2007.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and over $ 1.5 billion in gross revenue, the Company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten, ARCADIS NV, phone +31-26-3778604 or email j.slooten@arcadis.nl.

- - tables follow - -

ARCADIS NV

CONSOLIDATED STATEMENT OF INCOME

Amounts in € millions, except per share	Fourth quarter	Fourth quarter	Full year	Full year
amounts	2006	2005	2006	2005
Gross revenue	341.5	308.8	1.233.0	1.001.1
Materials, services of third parties	117.6	100.5	395.6	297.8
Net revenue	223.9	208.3	837.4	703.3
Operational cost	195.2	182.6	740.9	627.7
Depreciation	4.8	3.8	17.7	15.2
EBITA	23.9	21.9	78.8	60.4
Amortization identifiable intangible assets	3.2	4.0	8.3	6.0
Operating income	20.7	17.9	70.5	54.4
Financial items	(1.5)	0.5	(3.5)	(1.8)
Associates	(0.1)	1.2	(0.5)	1.4
Income before taxes	19.1	19.6	66.5	54.0
Taxes	(4.4)	(5.6)	(20.1)	(17.4)
Income after taxes	14.7	14.0	46.4	36.6

Attributable to:
Net income (Equity holders of the parent)	14.6	12.6	44.9	33.4
Minority interest	0.1	1.4	1.5	3.2

Net income	14.6	12.6	44.9	33.4
Amortization identifiable intangible assets	2.1	2.0	5.9	4.1
Effects of financial instruments	(0.2)	(1.2)	(0.8)	(1.2)
Non-recurring effects	—	(0.8)	—	(2.9)
Net income from operations	16.5	12.6	50.0	33.4

Net income per share	0.72	0.62	2.22	1.65
Net income per share diluted	0.69	0.60	2.13	1.60
Net income from operations per share	0.82	0.62	2.47	1.65
Net income from operations per share diluted	0.78	0.60	2.37	1.60
Shares outstanding (in thousands)	20,209	20,260	20,234	20,261

Net income per share is based on the weighted average number of outstanding shares.

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions	December 31, 2006	December 31, 2005
ASSETS
Non-current assets	234.7	217.1
Current assets	501.8	433.0
TOTAL	736.5	650.1
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	370.3	303.8
Non-current liabilities	165.5	158.2
Minority interest	11.8	11.9
Shareholders’ equity	188.9	176.2
TOTAL	736.5	650.1

CHANGES IN SHAREHOLDERS’ EQUITY

Amounts in € millions	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity
Shareholders’ equity at January 1, 2005	1.0	37.7	(3.6)	101.3	136.4
Changes:
Net income current period				33.4	33.4
Expenses granted options				3.5	3.5
Options exercized				2.6	2.6
Purchase own stock				(6.6)	(6.6)
Dividends to shareholders				(9.7)	(9.7)
Additional paid-in capital		6.5			6.5
Other changes				0.1	0.1
Exchange rate differences			10.0		10.0
Shareholders’ equity at December 31, 2005	1.0	44.2	6.4	124.6	176.2
Shareholders’ equity at January 1, 2006	1.0	44.2	6.4	124.6	176.2
Changes:
Net income current period				44.9	44.9
Expenses granted options net of taxes				8.2	8.2
Options exercized				4.6	4.6
Purchase own stock				(17.6)	(17.6)
Dividends to shareholders				(13.4)	(13.4)
Other changes				—	—
Exchange rate differences			(14.0)		(14.0)
Shareholders’ equity at December 31, 2006	1.0	44.2	(7.6)	151.3	188.9

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Full year	Full year
Amounts in € millions	2006	2005
Net income	44.9	33.4
Depreciation and amortization	26.0	21.2
Gross cash flow	70.9	54.6
Net working capital	11.2	11.6
Other changes	4.3	0.6
Total operational cash flow	86.4	66.8

Investments/divestments (net) in:
(In)tangible fixed assets	(18.4)	(14.9)
Acquisitions/divestments	(46.1)	(66.5)
Financial assets	(4.4)	(3.7)
Total investing activities	(68.9)	(85.1)

Total financing activities	10.1	44.0
Change in cash and equivalents	27.6	25.7
Cash at January 1	73.9	48.2
Cash at balance sheet date	101.5	73.9

ATTACHMENT TO PRESS RELEASE ANNUAL RESULTS 2006 OF ARCADIS NV

Geographical information

Gross revenue

in euro millions	2006	2005
Netherlands	323	288
Other European countries	278	267
United States	518	349
Rest of world	114	97
Total	1,233	1,001

Ebita recurring

	2006	2005
Netherlands	17.4	12.5
Other European countries	18.8	18.1
United States	34.8	20.9
Rest of world	7.8	5.8
Total	78.8	57.3

Margin

	2006	2005
Netherlands	7.8%	5.9%
Other European countries	8.3%	8.7%
United States	10.5%	9.0%
Rest of world	14.0%	12.1%
Total	9.4%	8.2%

Activity mix (gross revenue)

	2006	2005
Netherlands	26%	29%
Other European countries	23%	26%
United States	42%	35%
Rest of world	9%	10%
Total	100%	100%

Information about service areas

Gross revenue

in euro millions	2006	2005
Infrastructure	562	528
Environment	465	311
Facilities	206	162
Total	1,233	1,001

Margin

	2006	2005
Infrastructure	8.4%	7.1%
Environment	12.0%	11.0%
Facilities	7.3%	7.0%
Total	9.4%	8.2%

Activity mix (gross revenue)

	2006	2005
Infrastructure	45%	53%
Environment	38%	31%
Facilities	17%	16%
Total	100%	100%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: March 6, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy Chairman Executive Board